EXHIBIT 99.1

For Immediate Release	Date: April 4, 2024
24-11-TR

Teck Provides Steelmaking Coal Sales and Pricing Update

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today provided unaudited first quarter 2024 steelmaking coal sales volumes and realized prices.

Our first quarter steelmaking coal sales were 5.9 million tonnes, in line with our guidance of 5.9 – 6.3 million tonnes. The realized steelmaking coal price in the first quarter averaged US$297 per tonne. We expect to report a negative provisional pricing adjustment of $94 million in the first quarter.

Our first quarter 2024 financial results are scheduled for release on April 25, 2024.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations & Strategic Analysis

604.699.4621

fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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